Exhibit (d)(5)

NOTICE OF REDEMPTION

To the Holders of All Outstanding

BOSTON PROPERTIES LIMITED PARTNERSHIP

2.875% Exchangeable Senior Notes due 2037

(CUSIP Numbers: 10112RAK0 and 10112RAH7)

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Indenture, dated as of December 13, 2002 (the “Base Indenture”), by and between Boston Properties Limited Partnership (the “Company”), as issuer, and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee (the “Trustee”), as supplemented by Supplemental Indenture No. 6, dated as of February 6, 2007 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), relating to the Company’s 2.875% Exchangeable Senior Notes due 2037 (the “Notes”), the Company has elected to redeem, and will redeem on February 20, 2012 (the “Redemption Date”), all of the outstanding Notes ($576,194,000.00 aggregate principal amount of Notes is currently outstanding), pursuant to Article 11 of the Base Indenture and Article 3 of the Supplemental Indenture, at a redemption price (the “Redemption Price”) equal to the 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the Redemption Date. On the Redemption Date, there will be approximately $0.3993 of accrued and unpaid interest to, but not including, the Redemption Date per $1,000 principal amount of the Notes. Accordingly, the Redemption Price, including accrued and unpaid interest, will equal approximately $1,000.3993 per $1,000 principal amount of the Notes. All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Indenture.

On the Redemption Date, the Redemption Price will become due and payable on outstanding Notes. Unless the Company defaults in the payment of the Redemption Price, interest on such Notes will cease to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes after such date will be to receive payment of the Redemption Price upon surrender of the Notes to The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”).

The Notes called for redemption must be surrendered to the Paying Agent in accordance with applicable procedures of DTC to collect the Redemption Price. In the unlikely event that Notes are issued in physical certificates after the date hereof to a Holder other than DTC or its nominee, then such a holder must surrender the Notes to the Paying Agent at the following address to collect the Redemption Price:

The Bank of New York Mellon Trust Company, N.A. 111 Sanders Creek Parkway, 2nd Floor East Syracuse, NY 13057 Attn: Debt Processing Group

The method chosen for the delivery of the Notes is at the option and risk of the holder. If delivery is by mail, use of registered or certified mail, properly insured is suggested.

The CUSIP numbers have been assigned to the Notes by an organization not affiliated with the Company or the Trustee and are included solely for the convenience of the Holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to their correctness on the Notes or as indicated in this redemption notice.

As a result of the Company’s exercise of its redemption right, as described in this Notice of Redemption, Holders of the Notes may exercise the exchange right with respect to their Notes at any time prior to 5:00 p.m., New York City time, on February 16, 2012 (the “Exchange Deadline”), the second Business Day immediately prior to the Redemption Date. Any Holders who wish to exchange Notes must surrender such Notes for exchange no later than the Exchange Deadline and must satisfy the other requirements set forth in the Indenture. Notes with respect to which the exchange right is validly exercised in accordance with the terms of the Indenture prior to the Exchange Deadline will not be redeemed on the Redemption Date. The current Exchange Price for the Notes is $141.98. The Trustee will be the Exchange Agent for the Notes. The name and address of the Exchange Agent are as follows:

The Bank of New York Mellon Company, N.A.

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations – Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attn: Mr. William Buckley

Telephone: (212) 815-5788

Facsimile: (212) 298-1915

In addition, pursuant to the Indenture, each Holder of the Notes has a put right (the “Put Right”) pursuant to which such Holder has the right to require the Company to repurchase such Holder’s Notes on February 15, 2012 (the “Put Right Repurchase Date”) for 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the Put Right Repurchase Date. Notes with respect to which the Put Right is validly exercised in accordance with the terms of the Indenture prior to the applicable deadline will be repurchased by the Company on the Put Right Repurchase Date notwithstanding the Company’s exercise of its redemption right. For information regarding the Put Right, Holders of the Notes should refer to the Company’s Put Right Notice dated January 10, 2012.

Dated: January 10, 2012	BOSTON PROPERTIES LIMITED PARTNERSHIP